UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated March 8, 2011.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: March 8, 2011

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SUCCESSFUL

CHARTERING OF THE M/T AXIOS TO PETROBRAS FOR 12 MONTHS

ATHENS, Greece, March 08, 2011 -- Capital Product Partners L.P. (the “Partnership”) (Nasdaq: CPLP), an international owner of modern double-hull tankers, today announced the successful chartering of the M/T Axios to Petroleo Brasileiro S.A. (Petrobras).

The M/T Axios (2007 Build, Hyundai Mipo 47,823 DWT, Ice Class 1A) was fixed at a gross daily charter rate of $13,500 to Petrobras for 12 months (+/- 30 days). The charter commenced on March 4th 2011, and the earliest expected redelivery is February 2012. The vessel was previously fixed with Capital Maritime & Trading Corp, our Sponsor, for a period of 12 months, which terminated on March 2nd 2011.

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are very happy to further extend our successful relationship with Petrobras. We now have two of our vessels currently under charter with the oil major. As a result of today's announcement, the Partnership's fleet charter coverage stands at approximately 75% for 2011 and 49% for 2012, based on total revenue days.”

Forward-Looking Statements:

The statements in this press release that are not historical facts, including the expected redelivery date of our vessel and our expectations regarding charter rates and our expected charter coverage ratios for 2011 and 2012 may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 21 vessels, including 18 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petroleo Brasileiro S.A., Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos +30 (210) 4584 950 j.kalogiratos@capitalpplp.com